FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 0-30324

                                  Radware Ltd.
                 (Translation of Registrant's Name into English)

               22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  X          Form 40-F___


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Notice of 2003 Annual Meeting of Shareholders and Proxy Statement, dated May 15, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                        RADWARE LTD.


Date: May 20, 2003                                      By: /s/ Roy Zisapel
                                                            ---------------
                                                        Roy Zisapel
                                                        Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Notice of 2003 Annual Meeting of Shareholders and Proxy Statement, dated May 15, 2003

                                  EXHIBIT 10.1

                                  RADWARE LTD.

              NOTICE OF 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                            TO BE HELD JUNE 16, 2003

         Notice is hereby given that the 2003 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting") of RADWARE LTD. (the "Company") will be held on Monday, June 16, 2003 at 10:00 A.M., at the offices of the Company, 22 Raoul Wallenberg St., Tel Aviv, Israel, for the following purposes:

                   (1) To re-elect Mr. Yehuda Zisapel as a director of the
                       Company;

                   (2) To re-elect Messrs. Avigdor Willenz and Yiftach Atir as external directors of the Company for a period of three years, and adopt a related amendment to our Articles of Association;

                  (3) To re-appoint the Company's auditors and to authorize the Audit Committee and Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services;

                  (4) To approve the Company's Directors and Officers Liability Insurance Policy for the period of September 1, 2002 through August 31,2003;

                  (5) To undertake to indemnify directors of the Company, in accordance with the provisions of revised indemnity agreements;

                  (6) To approve the grant of options to the Company's President and Chief Executive Officer;

                  (7) To approve the grant of options to the Company's External Directors;

                  (8) To approve the increase in the number of Ordinary Shares reserved under the Company's Key Employee Share Incentive Plan;

                  (9) To present and discuss the financial statements of the Company for the year ended December 31, 2002 and the Auditors'Report in respect thereof; and

                  (10)To transact such other business as may properly come before the meeting or any adjournment thereof.


         Shareholders of record at the close of business on May 13, 2003, are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

         Whether or not you plan to attend the meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the meeting, to revoke the proxy and to vote your shares in person.

         Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares.


                       By Order of the Board of Directors


                                 YEHUDA ZISAPEL
                       Chairman of the Board of Directors


                                   ROY ZISAPEL
                      President and Chief Executive Officer
Date: May 15, 2003


         The Annual Report of the Company on Form 20-F for the fiscal year ended December 31, 2002, including financial statements, is enclosed, but is not a part of the proxy solicitation material.

                                  RADWARE LTD.
                             22 RAOUL WALLENBERG ST.
                             TEL-AVIV 69710, ISRAEL
                              ---------------------

                                 PROXY STATEMENT
                              ---------------------


                   2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value (the "Ordinary Shares") of RADWARE LTD. ("RADWARE" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2003 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on Monday, June 16, 2003 at 10:00 A.M., at the offices of the Company, 22 Raoul Wallenberg St., Tel Aviv, Israel.


                             SOLICITATION OF PROXIES

         It is proposed that at the Annual Meeting, resolutions be adopted as follows: (1) to re-elect Mr. Yehuda Zisapel to the Board of Directors of the Company, until the annual general meeting of the shareholders held in 2006; (2) to re-elect Messrs. Avigdor Willenz and Yiftach Atir as External Directors of the Company for a period of three years, and adopt a related amendment to our Articles of Association; (3) to re-appoint the Company's auditors and to authorize the Audit Committee and Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services; (4) to approve the Company's Directors and Officers Liability Insurance Policy for the period of September 1, 2002 through August 31, 2003; (5) to undertake to indemnify the Company's directors, in accordance with the provisions of revised indemnity agreements; (6) to approve the grant of options to the Company's President and Chief Executive Officer; (7) to approve the grant of options to the Company's External Directors; (8) to approve the increase in the number of Ordinary Shares reserved under the Company's Key Employee Share Incentive Plan;
(9) to present and discuss the financial statements of the Company for the year ended December 31, 2002 and the Auditors' Report in respect thereof; and (10) to transact such other business as may properly come before the meeting or any adjournment thereof.

         A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting. However, if the Shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the meeting, shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented to the meeting, as described above. If specification is made by the Shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

         The Company currently is not aware of any other matters which will come before the Annual General Meeting. If any other matters come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

         Proxies for use at the meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about May 19, 2003 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

            RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

         Only shareholders of record at the close of business on May 13, 2003 will be entitled to notice of and vote at the Annual General Meeting and any adjournments or postponements thereof. On May 11, 2003, the Company had issued and outstanding 17,050,750 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares conferring in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.


                          SECURITY OWNERSHIP BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of April 16, 2002, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company's Ordinary Shares, and (ii) all directors and officers as a group.

         The information contained herein has been obtained from the Company's records, or from information furnished by the individual or entity to the Company.


                                                                Percentage of Outstanding
              Name                  Number of Ordinary Shares        Ordinary Shares

Yehuda Zisapel                           3,182,477 (1)                   18.7%
FMR Corp                                 1,344,400 (2)                    7.9%
All  directors  and officers as a
group                                    4,390,411 (3)                   25.8%


       -----------------------------------

       (1) Includes 1,000,000 Ordinary Shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, its majority shareholder.

       (2) The shares are beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies.

        (3) Consists of 3,428,977 Ordinary Shares and options to purchase 763,900 Ordinary Shares which are fully vested or which will be fully vested within the next 60 days.


                                     ITEM 1

                              ELECTION OF DIRECTORS

         Pursuant to the Company's Articles of Association, the Board of Directors is divided into three classes: Class I, Class II and Class III. Each director, when and however elected, is designated as a member of a certain class of directors.

         Each director (other than a director elected to fill a vacancy in accordance with Article 40 of the Articles of Association of the Company) serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected; provided, that each initial director in Class I serves for a term ending on the date of the annual general meeting in 2003; each initial director in Class II serves for a term ending on the date of the annual general meeting in 2004, and each initial director in Class III serves for a term ending on the date of the annual general meeting in 2005. The term of service of Mr. Yehuda Zisapel, the sole director in Class I, expires on the date of this year's Annual General Meeting.

         Directors will be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors.

         It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for the re-election of Mr. Yehuda Zisapel, for a term ending at the third annual general meeting following his election, i.e. until the annual general meeting held in the year 2006, and until his successor shall have duly taken office unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company.

         In the event such nominee should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why the nominee, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of the above nominee. The following biographical information is supplied with respect to the person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominee.

Yehuda Zisapel, co-founder of our company, has served as our Chairman of the Board of Directors since our inception. Mr. Zisapel also serves as a director of Radware Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, Chairman of the Board of Directors of RIT Technologies Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel, the Company's President and CEO.


         It is proposed that at the Annual General Meeting the following resolution be adopted:

         "RESOLVED, that Mr. Yehuda Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., the term of his appointment shall expire at the annual general meeting for the year 2006."


         The Board of Directors recommends a vote FOR the approval of the proposed resolution.

Board Meeting and Committees

         During the year 2002, the Board of Directors held ten (10) meetings.

         The Board of Directors has established an Audit Committee, which is comprised of Mr. Yiftach Atir, Mr. Avigdor Willenz, Mr. Christopher McCleary and Mrs. Liora Katzenstein. [All independent?] The Audit Committee exercises the powers of the Board of Directors with respect to the Company's accounting, reporting and financial control practices. The Board of Directors has established a Share Incentive Committee, which consists of Mr. Yehuda Zisapel, Mrs. Liora Katzenstein and Mr. Roy Zisapel and which administers our share option plan.

Executive Compensation

         The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2002 fiscal year was $1,249,000. This amount includes officers' compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed.

Stock Options

         The total number of options granted to officers and directors of the Company during 2002 as a group was 150,000.

                                     ITEM 2

                        RE-ELECTION OF EXTERNAL DIRECTORS

Under the Israeli Companies Law, 5759-1999 (the "Companies Law"), companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with: the company; any entity controlling the company; or any entity controlled by the company or by this controlling entity. The term "affiliation" includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

No person can serve as an external director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director.

Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:
 o the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or
 o the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director. Messrs. Avigdor Willenz and Yiftach Atir became external directors on June 22, 2000, and their first term will expire on June 22, 2003. Accordingly, at the Annual General Meeting, shareholders will be asked to re-elect Messrs. Avigdor Willenz and Yiftach Atir as external directors for a second term of three years. According to the Companies Law, the term of a director commences upon his election, unless the company's articles of association permit a later effective date. Since the Annual General Meeting will be held before the expiration of the first term of Messrs. Avigdor Willenz and Yiftach Atir, we are asking the shareholders to amend our Articles of Association to allow their second term to commence on the expiration date of their first term.

         It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or to abstain) will be voted for the re-election of Messrs. Avigdor Willenz and Yiftach Atir as External Directors, for a term ending at the third annual general meeting following their election, i.e. until the annual general meeting held in the year 2006.

         In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why the nominee, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of the above nominee. The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Yiftach Atir has served as a director since November 1997. Since January 2003, Mr. Atir is a private businessman, engaged in the field of investments and investment banking. From August 2000 until January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Until July 2000,
Mr. Atir served as a managing director of Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir also serves as a director in Aran Research and Development (1982) Ltd. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University.

Avigdor Willenz has served as a director since October 1999. From November 1992 until January 2001, Mr. Willenz served as Chief Executive Officer and Chairman of the Board of Directors of Galileo Technology Ltd. Mr. Willenz currently serves as a director of UC Laser Ltd. Mr. Willenz holds a B.S.E.E. from the Technion, Israel Institute of Technology.


         It is proposed that at the Annual General Meeting the following resolution be adopted:

         "RESOLVED, that the Company's Articles of Association be amended by adding the following to Article 39 thereof:

                  `(g) Notwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Resolution of the General Meeting of Shareholders electing said Director, if so specified in said Resolution of the General Meeting of Shareholders.'

         RESOLVED, that Messrs. Avigdor Willenz and Yiftach Atir are hereby re-elected to a second term as external directors of the Company for a period of three years effective June 22, 2003."

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.



                                     ITEM 3

                             APPOINTMENT OF AUDITORS

         Ernst & Young will be nominated by the Board of Directors of the Company for re-appointment as auditors of the Company for the fiscal year ending December 31, 2003. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Ernst & Young.

         It is proposed that at the Annual General Meeting the following resolution at be adopted:

         "RESOLVED, that Ernst & Young be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2003, and that the Audit Committee and Board of Directors be, and are hereby, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

         The Board of Directors recommends a vote FOR the approval of the proposed resolution.


                                     ITEM 4

      APPROVAL OF COMPANY'S DIRECTORS AND OFFICERS LIABILITY INSURANCE FOR 2003

         The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors.

         The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or
(d) a fine or monetary settlement imposed upon him or her.

         Under the Israeli Companies Law, the insurance of directors requires the approval of our Audit Committee, Board of Directors and shareholders.

         Our Audit Committee and Board of Directors approved the purchase of a directors and officers' liability insurance policy from AIG Europe (UK) Ltd ("AIG") and Liberty Mutual Insurance Company (UK) Limited ("Liberty") for the period commencing on September 1, 2002 and ending on August 31, 2003. The coverage under the policy is $5,000,000; the premium paid by the Company is $230,000 and the Company contribution for each securities claim under the policy is $500,000. The shareholders are being asked to approve the purchase by the Company of such insurance coverage for the benefit of our directors.

         It is proposed that at the Annual General Meeting the following resolution be adopted:

         "RESOLVED, that the purchase of a directors and officers' liability insurance policy from AIG and Liberty for the period commencing on September 1, 2002 and ending on August 31, 2003, with aggregate coverage of $5,000,000, for the benefit of all directors of the Company that may serve from time to time, is hereby approved."

         The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

         The Board of Directors recommends a vote FOR the approval of the proposed resolution.


                                     ITEM 5

    INDEMNIFICATION OF DIRECTORS OF THE COMPANY, IN ACCORDANCE WITH A REVISED
                               INDEMNITY AGREEMENT

         The Israeli Companies Law and the Company's Articles of Association permit the indemnification of office holders of the Company. Under Israeli law, an undertaking in advance to provide indemnification to the directors of the Company requires the approval of our Audit Committee, Board of Directors and shareholders. The Board of Directors believes that providing indemnification of directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company's Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company. With respect to each of the Company's directors, the shareholders approved an indemnity agreement in a general form.

         The Company's Audit Committee and Board of Directors have approved the indemnification of the Company's directors, in the form of the revised agreement attached as Exhibit A, effective as of the appointment of each individual as a director. The revised form is much more detailed than the existing form. It includes, among other things, the procedures to be followed in the event a director makes a claim for indemnification, the events in which the director is entitled to indemnification, and the limits on such indemnification. Shareholders are now being asked to ratify and approve these indemnification agreements.

         It is proposed that at the Annual General Meeting the following resolution be adopted:

                  "RESOLVED, that the Company's undertaking to enter into an Indemnification Agreement with each of the Company's directors, in the form of the agreement attached as Exhibit A, be, and it hereby is, ratified and approved;

                  "RESOLVED, that for the purposes of the foregoing resolution, the term "director" shall include all present and future directors of the Company as shall serve from time to time."


         The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter, is required for the approval of the matter.


The Board of Directors recommends a vote "FOR" the approval of the proposed resolution.


                                     ITEM 6

       APPROVAL OF OPTION GRANTS TO PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Company's success depends to a significant extent on the performance of its President and Chief Executive Officer, Mr. Roy Zisapel. In recognition of the importance of Mr. Roy Zisapel to the Company, the Board of Directors (with Mr. Roy Zisapel abstaining) has approved, after receipt of a recommendation by the Audit Committee and subject to the approval of the shareholders of the Company, the grant of options to purchase 400,000 Ordinary Shares to be vested over a period of 4 years, at an exercise price of $11.00 per share. In considering this matter, the Audit Committee and Board of Directors noted that Mr. Zisapel's salary as President and CEO of the Company is significantly lower than salaries of other CEOs in companies of an equivalent size.

In addition to the approval of our Audit Committee and Board of Directors, the approval of the shareholders of the Company is required under the new Companies Law, since Mr. Roy Zisapel is also a director of the Company. Details regarding the compensation of the President and Chief Executive Officer of the Company can be found in the Company's annual report for the year 2002 on Form 20-F and at the registered offices of the Company (contact person: the Chief Financial Officer of the Company).

It is proposed that at the Annual General Meeting the following resolution be adopted:

         "RESOLVED, that following the approval by the Audit Committee and the Board of Directors of the Company in compliance with the requirements of the Companies Law, the grant of options to purchase 400,000 ordinary shares, be, and the same hereby, is approved."

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter, is required for the approval of the matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

Since Messrs. Yehuda Zisapel and Roy Zisapel have an interest in the foregoing proposed resolution, they refrain from making a recommendation with respect to such resolution.


                                     ITEM 7

             APPROVAL OF THE GRANT OF OPTIONS TO EXTERNAL DIRECTORS

         In the 2002 Annual Meeting the Company's shareholder adopted a policy, according to which each independent director will be granted, so long as he/she shall serve as a member of the Board of Directors of the Company, per each year of service, options to purchase ten thousand (10,000) Ordinary Shares of the Company. For the purpose of this resolution an "independent director" means a director who qualified as an Independent Director under the rules of The Nasdaq Stock Market (including external directors, as defined in the Israeli Companies
Law).

         In accordance with the above policy, Messrs. Avigdor Willenz and Yiftach Atir, the External Directors of the Company, were each granted options to purchase 30,000 Ordinary Shares to be vested over a period of three (3) years, at an exercise price of $11.00 per share.

         The options granted to Messrs. Willenz and Atir under this item were granted in accordance with the above policy.

         It is proposed that at the Annual General Meeting the following resolution be adopted:


         "RESOLVED, to approve the grant of options to the Company's External Directors, Mr. Avigdor Willenz and Mr. Yiftach Atir, as described in the Company's proxy statement dated May 13, 2003."

         The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution. Since Mr. Avigdor Willenz and Mr. Yiftach Atir have an interest in the foregoing proposed resolution, they refrain from making a recommendation with respect to such resolution.


                                     ITEM 8

     APPROVAL OF THE INCREASE IN THE NUMBER OF SHARES RESERVED UNDER THE KEY
                         EMPLOYEE SHARE INCENTIVE PLAN


In June 1997, we adopted our Key Employee Share Incentive Plan (1997). Options granted pursuant to this plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2002, 4,810,000 Ordinary Shares have been reserved for option grants under the plan, of which we have granted options to purchase 4,799,444 Ordinary Shares, including 1,420,573 to Roy Zisapel, our Chief Executive Officer and President, at a weighted average exercise price of $7.70 per Ordinary Share. We intend to grant further options under our share option plan to our executive officers and employees.

Pursuant to our share option plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the share incentive committee. The trustee will not release the options or Ordinary Shares to the option holder before the lapse of the two years commencing at the end of the calendar year in which the options were registered in the name of the trustee on behalf of the option holder. Our board of directors may terminate or amend our share option plan, provided that any action by our board of directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

On April 2001, the shareholders approved an increase in the number of Ordinary Shares reserved under the Plan by 5% of the issued and outstanding share capital of the Company for the year 2001, and by an additional 4% of the issued and outstanding share capital of the Company for each of the years 2002 and 2003. On April 2003 the Board of Directors resolved to increase the number of Ordinary Shares reserved under the Plan by 200,000 for 2003 and by an additional 3% of the issued and outstanding share capital of the Company for the year 2004.

It is proposed that at the Annual General Meeting the following resolution will be adopted:

          "RESOLVED, to approve the increase in the number of Ordinary Shares reserved under the Company's Key Employee Share Incentive Plan for the year 2003 by 200,000 and for the year 2004 by 3% of the issued and outstanding share capital of the Company at the beginning of that year."

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter, is required for the approval of the matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.


                                     ITEM 9

                       REVIEW OF THE REPORT OF DIRECTORS,
                    FINANCIAL STATEMENTS AND AUDITORS' REPORT

         In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2002 and the Auditors' Report in respect thereof will be presented and discussed.

THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2002, WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, EXCLUSIVE OF EXHIBITS, IS ENCLOSED HEREWITH. ADDITIONAL COPIES WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL,
ATTENTION: MEIR MOSHE.


                                     ITEM 10

                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the meeting, other than as set forth in the Notice of Annual General Meeting; but, if any other maters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                       By Order of the Board of Directors


                                 YEHUDA ZISAPEL
                       Chairman of the Board of Directors


                                   ROY ZISAPEL
                      President and Chief Executive Officer

Dated: May 15, 2003

                                   APPENDIX A
                      FORM OF DIRECTOR INDEMNITY AGREEMENT


AGREEMENT, dated as of ___________________, between Radware Ltd., an Israeli company (the "Company"), and ________, a director and Office Holder of the Company (the "Indemnitee").


WHEREAS, Indemnitee is a director and/or Office Holder of the Company;


WHEREAS, both the Company and Indemnitee recognize the risk of litigation and other claims being asserted against Office Holders of public companies;


WHEREAS, the Articles of Association of the Company authorize the Company to indemnify directors; and


WHEREAS, in recognition of Indemnitee's need for substantial protection against personal liability in order to assure Indemnitee's continued service to the Company in an effective manner and Indemnitee's reliance on the aforesaid Articles of Association and, in part, to provide Indemnitee with specific contractual assurance that the protection promised by the Articles of Association will be available to Indemnitee (regardless of, among other things, any amendment to or revocation or any change in the composition of the Company's Board of Directors or acquisition of the Company), the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the full extent (whether partial or complete) permitted by law and as set forth in this Agreement.


NOW, THEREFORE, in consideration of the foregoing premises and of Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties hereto agree as follows:


1.       CERTAIN DEFINITIONS


1.1 Change in Control: shall be deemed to have occurred if: (i) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director whose election by the Board of Directors or nomination for election by the Company's shareholders was approved by a majority of the directors then still in office who either were directors at the beginning of the period of whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 80%of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

1.2 Company: means Radware Ltd., and for the purpose of section 2 and the Events listed in Schedule A shall include subsidiaries, affiliates, local branches and representative offices or Radware Ltd.

1.3      Office Holder:  as such term is defined in the Companies Law -
         5759-1999.


1.4 Events: mean events which were determined by the Companies Board of Directors as foreseeable events which may expose the Indemnitee to liability or expense, as detailed in Schedule A to this Agreement.

1.5 Position: means the position of an Office Holder in the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder at the request of the Company either prior to or after the date hereof


2.       INDEMNIFICATION AND ADVANCEMENT OF EXPENSES


2.1 The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on him/her with respect to the following:


         2.1.1 monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that such Office Holder performed by virtue of being an Office Holder of the Company; and

         2.1.2 reasonable costs of litigation, including attorneys' fees, expended by an Office Holder or for which the Indemnitee has been charged by a court, in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was acquitted, or in a criminal offense for which the Indemnitee was convicted and for which a proof of criminal intent is not required.


         The above indemnification shall apply to any act performed or failure to act by him/her in his/her capacity as an Office Holder of the Company or as the holder of any Position.


2.2 The Company's indemnification undertaking shall cover the Events described in Schedule A hereto, and the indemnification amount payable by the Company under this Agreement for each Event shall be limited to the amounts set forth in Schedule A. The amounts set forth in Schedule A were determined by the Company's board of directors as reasonable amounts considering the nature if the event and the expected exposure to the Indemnitee.


2.3 If so requested by Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee's reasonable litigation expenses, including attorneys' fees, with respect to which Indemnitee is entitled to be indemnified under Clause 2.1 above.


2.4 The Company's obligation to indemnify Indemnitee and advance expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee's service in the foregoing positions, whether or not Indemnitee is still serving in a Position (the "Indemnification Period").





3.       GENERAL LIMITATIONS ON INDEMNIFICATION


3.1 If, when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid, unless Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, in which event Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed. In addition, in such event the Company shall not be obligated to indemnify or advance any additional amounts to Indemnitee, unless there has been a determination by a court or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this Agreement.


3.2 The Company undertakes that in the event of a Change in Control of the Company, the Company's obligations under this Agreement shall continue to be in effect following such Change in Control, and the Company shall take all necessary action to ensure that the party acquiring control of the Company shall independently undertake to continue in effect such Agreement, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify Indemnitee in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.


4. NO MODIFICATION.


         No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.


5.       SUBROGATION.


         In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and take any actions which may be necessary to secure such rights, including the execution of such documents necessary to enable the Company to effectively bring suit to enforce such rights.


6.       REIMBURSEMENT.


         The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise received payment (under any insurance policy or otherwise) of the amounts indemnified hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or expense shall be repaid to the Company promptly upon receipt by Indemnitee.


7.       EFFECTIVENESS.


         Subject to the receipt of all the required approvals in accordance with the Israeli Law, including the approvals of the audit committee, the Board of Directors and to the same extent required, by the shareholders of the Company, this Agreement shall be in full force and effect as of the date hereof.





8.       NOTIFICATION AND DEFENSE OF CLAIM.


8.1 Promptly after receipt by Indemnitee of notice of the commencement of any action, suit or proceeding which may give rise to an indemnity claim by Indemnitee under this Agreement, Indemnitee will promptly notify the Company in writing of the commencement hereof; but the omission so to notify the Company will not release the Company from any liability which it may have under this Agreement. With respect to any such action, suit or proceeding of which Indemnitee notifies the Company, and without derogating from Clause 2.1:


         8.1.1 The Company will be entitled to participate therein at its own expense; and


         8.1.2 Except as otherwise provided below, the Company (jointly with any other indemnifying party) will be entitled (but is not obligated) to assume the defense thereof, with counsel reasonably satisfactory to Indemnitee. After notice from the Company to Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below.
                           In the event the Company has assumed the defense as provided herein, Indemnitee shall have the right to engage a separate counsel in such action, suit or proceeding at his/her expense. The Company, however, will bear the expense or indemnify the Indemnitee for the fees of such separate counsel in the following events: (i) the engagement of counsel by Indemnitee has been authorized by the Company in writing and in advance; or (ii) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action.


8.2 The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.


9.       NON-EXCLUSIVITY.

         The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he/she may have under the Company's Articles of Association or applicable law or otherwise, and to the extent that during the Indemnification Period the rights of the then existing directors and Office Holders are more favorable to such directors or Office Holders than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.


10.      BINDING EFFECT.


         This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs and personal and legal representatives. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an Office Holder or director of the Company or of any other enterprise at the Company's request.





11.      SEVERABILITY.


         The provisions of this Agreement shall be severable in the event that any provision hereof (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.


12.      GOVERNING LAW, JURISDICTION.


         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of Tel-Aviv in any action related to this Agreement.



13.      ENTIRE AGREEMENT AND TERMINATION.


         This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement. No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.



         RADWARE LTD.                               Name:________________


         By: ___________________                    Signature: ____________


                                   Schedule A

 1.       Negotiations, execution, delivery and performance of agreements on
          behalf of the Company, including, without derogating from                   $20,000,000
          the generality of the foregoing, claims for breach of contract, breach of warranty or false representations

 2.       Without derogating from the above, acts and omissions in connection
          with  the sale and/or purchase of assets, shares and/or                     $20,000,000
          legal entities, including any investments, mergers and acquisitions


 3.       Anti-competitive acts and acts of commercial wrongdoing                     $20,000,000

 4.       Acts in regard of invasion of privacy including, without limitation
          with respect to databases and acts in regard of slander                     $20,000,000


 5.       Acts in regard of violation of copyrights, patents, trademarks,
          service  marks, designs and any other intellectual property                 $20,000,000
          rights; Acts in connection with the intellectual property of the
          Company and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property

 6.       Acts in regard of "Y2K" malfunctions                                         $5,000,000

 7.       Approval of corporate actions including the approval of the                 $20,000,000
          acts of the Company's management, their guidance and their supervision

 8.       Claims of failure to exercise business judgment and a reasonable level      $20,000,000
          of proficiency, expertise and care in regard of the Company's business


 9.       Violations of securities laws of any jurisdiction, including without
          limitation, fraudulent disclosure claims, failure to                        $30,000,000
          comply with SEC and/or Nasdaq rules and other claims relating to relationships with investors and the investment community

10.       Without derogating from the above, any claim in connection with the         $20,000,000
          offering of the Company's securities to the public and/or based on a prospectus any other public filings made by the Company






11.       Violations of laws requiring the Company to obtain regulatory and             $20,000,000
          governmental licenses, permits and authorizations in any jurisdiction

12.       Claims in connection with publishing or providing any information,            $20,000,000
          including any filings with governmental authorities, on
          behalf of the Company in the circumstances required under applicable laws

13.       Violations of any law or regulation governing domestic and
          international  trade in any jurisdiction, including,                          $10,000,000
          without limitation, export laws.

14.       Claims in connection with employment relationships with Company's or
          itssubsidiaries' employees, including, without                                $10,000,000
          limitations, claims for severance, unfair dismissal, harassment and discrimination

15.       Acts or omissions in connection with the management and operation of
          the  Company, including, without limitation, claims in                        $10,000,000
          connection with the Company's relationship with suppliers, customers, distributors, resellers, subcontractors, lessors and lessees

16.       Without derogating from the above, acts and omissions in connection
          with the management and monitoring of the Company's funds and assets          $20,000,000


17.       Actions taken pursuant to or in accordance with the policies and
          procedures  of the Company, whether such policies and procedures are          $10,000,000
          published or not.

18.       Actions in connection with product liability, including, without
          limitation, the testing of products developed by the                          $10,000,000
          Company and/or in connection with the distribution, sale, license or use of such products;